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Jonathan Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

December 16, 2022

Christopher D. Carlson

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Hartford Schroders Private Opportunities Fund, et al., File No. 812-15304

Dear Mr. Carlson:

We are writing in response to comments you provided electronically to me on October 12, 2022 with respect to an amendment to an application pursuant to section 17(d) of the Investment Company Act of 1940 (the “Act”) and rule 17d-1 thereunder for an order permitting certain arrangements (the “Application”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2022 on behalf of Hartford Schroders Private Opportunities Fund and listed applicants (collectively, the “Applicants”). On behalf of the Applicants, we have reproduced your comments below and provided the Applicants’ responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in the Application.

Comment 1.	In the next amendment to the Application, please add all Applicants as co-filers of the Application on EDGAR. Schroders Capital Private Equity Asia VI S.C.S. appears on the inside cover page of the Application as an applicant, but this entity does not appear as a co-filer of the Application on EDGAR.

Response 1.	The Applicants respectfully note that Schroders Capital Private Equity Asia VI S.C.S. is a co-filer of the Application on EDGAR. The Applicants further note that Schroders Capital Private Equity Asia V S.C.S. is the new name for Schroder Adveq Asia V S.C.S. Therefore, given the recent name change, Schroders Capital Private Equity Asia V S.C.S. is listed as a co-filer on the Application but is listed as a co-filer on EDGAR under the name Schroder Adveq Asia V S.C.S.

Comment 2.	In Section I.B. of the Application, beginning on page 2:

a.	Please revise the first bullet under Section I.B. of the Application on page 2 to read as follows:

The Fund, a Delaware statutory trust that is registered under the Act as a non-diversified, closed-end management investment company, and that will operate as a tender offer fund;

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b.	Please revise the second bullet to delete the rest of the sentence after “(the “Investment Management Agreement”).

c.	Regarding new footnotes 4 and 5 on page 3, please disclose whether (i) the Existing Adviser and the Subadviser are affiliated persons of affiliated persons (as defined in the Act), except for any affiliation arising as a result of their relationship with the Regulated Fund; and (ii) the Existing Adviser and the Sub-Subadviser are affiliated persons of affiliated persons (as defined in the Act), except for any affiliation arising as a result of their relationship with the Regulated Fund.

d.	Please revise footnote 4 to include “, except for the affiliation that arises as a result of serving as the advisers to a Regulated Fund that is advised by the Existing Adviser and subadvised by the Subadviser” after “Subadviser”.

e.	Please revise footnote 5 to include “, except for the affiliation that arises as a result of serving as the advisers to a Regulated Fund that is advised by the Existing Adviser and subadvised by the Sub-Subadviser” after “Sub-Subadviser”.

f.	Please revise the text of the last bullet on page 3 of the Application to read as follows:

Existing Affiliated Investors (as defined below).

g.	Please confirm supplementally that all Existing Affiliated Investors are listed as Applicants, and that the Subadviser or the Sub-Subadviser serve as investment adviser and investment subadviser (if applicable) to each Existing Affiliated Investor.

Response 2.	a. The Application has been revised accordingly.

b.	The Application has been revised accordingly.

c.	The Application has been revised accordingly.

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d.	The Application has been revised accordingly.

e.	The Application has been revised accordingly.

f.	The Application has been revised accordingly.

g.	We confirm that all Existing Affiliated Investors are listed as Applicants, and that the Subadviser or the Sub-Subadviser serve as investment adviser and investment subadviser (if applicable) to each Existing Affiliated Investor.

Comment 3.	In Section I.C. of the Application, beginning on page 3:

a.	In the definition of “Eligible Trustees,” please add “, or series thereof,” after “registered investment company”.

b.	Please replace the definition of “Existing Affiliated Investors” with the following:

“Existing Affiliated Investors” means investment funds, each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, and whose investment adviser (and investment subadviser, if any) is the Subadviser or the Sub-Subadviser. A list of the Existing Affiliated Investors is included on Schedule A hereto.

c.	Regarding the definition of “Follow-On Investment,” we note that the Commission recently issued an order amending a prior order granting co-investment relief to expand the scope of permitted follow-on investments. If Applicants wish to seek similar relief in this Application, please refer to the application referenced in In the Matter of BlackRock Capital Investment Corporation, et al., SEC Rel. Nos. 34535 (March 18, 2022) (notice) and 34558 (April 14, 2022) (order) (file no. 812-15259).

d.	Please revise the definition of “Schroder Adviser” included in the definition of “Future Regulated Fund” to be a stand-alone defined term in this section, and replace the definition of “Future Regulated Fund” with the following:

“Future Regulated Fund” means any closed-end management investment company that has been previously organized or that may be organized in the future for which the Existing Adviser or any entity controlling, controlled by, or under common control with the Existing Adviser, acts as investment adviser, and for which the Subadviser or the Sub-Subadviser (each, as defined below) and any entity controlling, controlled by, or under common control with the Subadviser or the Sub-Subadviser, acts as subadviser.

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e.	In the definition of “Hartford Adviser,” add “and its successors” after “the Existing Adviser” in clause (a) with the following footnote:

[FN:] The term successor, as applied to the Existing Adviser, the Subadviser, and the Sub-Subadviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

f.	In the new stand-alone definition of “Schroder Adviser,” please make changes similar to those requested in the comment above.

g.	In the definition of “Required Majority,” please replace “Regulated Fund” with “registered investment company or series thereof”.

Response 3.	a. The Application has been revised accordingly.

b.	The Application has been revised accordingly.

c.	The Application has been revised to include the expanded definition of “Follow-On Investment”.

d.	The Application has been revised accordingly.

e.	The Application has been revised accordingly.

f.	The Application has been revised accordingly.

g.	The Application has been revised accordingly.

Comment 4.	In Section II.A. of the Application, beginning on page 6:

a.	In the fourth paragraph, please add a footnote with references to the notice, order and file numbers of the exemptive relief that the Fund will rely on to offer multiple classes of shares.

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b.	In the fifth paragraph, because this sub-section is intended to be a description of the Fund, please change references to one or more Regulated Funds to refer to the Fund.

c.	In the sixth paragraph, please (i) move the second sentence to the end of the first paragraph in Section IV.B. of the Application on page 18; and (ii) revise the first sentence to refer to the Fund instead of each Regulated Fund.

Response 4.	a. The Application has been revised accordingly.

b.	The Application has been revised accordingly.

c.	The Application has been revised accordingly.

Comment 5.	In Section II.B. of the Application on page 7:

a.	Please change references to one or more Regulated Funds to refer to the Fund.

b.	Please revise this section, and the Application more generally, to include appropriate conforming changes from the underlying application for co-investment exemptive relief granted in In the Matter of John Hancock Asset-Based Lending Fund, et al., SEC Rel. Nos. 34690 (Aug. 29, 2022) (notice) and 34719 (Sept. 26, 2022) (order) (file no. 812-15286) (the “John Hancock/Marathon Application”), which also involved unaffiliated subadvisers relying on the type of relief sought by Applicants. We note in particular that the John Hancock/Marathon Application included representations regarding why an unaffiliated subadviser was engaged to provide subadvisory services to the Regulated Fund, and more specific information regarding the adviser-subadviser relationship. See, e.g., the John Hancock/Marathon Application at page 8 (“JHIM has engaged a sub-adviser, Marathon, to identify investment opportunities and execute on its trading strategies subject to investment guidelines agreed to by JHIM and Marathon. JHIM has established guidelines, monitoring and reporting procedures to evaluate the performance of Marathon relative to the Fund’s investment objectives, but is not responsible for making or ratifying any investment decisions made by Marathon. JHIM has delegated responsibility for the Co-Investment Program described herein to Marathon and cannot cause the Fund or any Affiliated Fund to enter into a Potential Co-Investment Transaction.”).

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Response 5.	a. The Application has been revised accordingly.

b.	The Application has been revised accordingly.

Comment 6.	In Section II.E. of the Application beginning on page 7, please revise the first sentence of this paragraph to be consistent with the changes to the definition of Existing Affiliated Investors requested in the comments above.

Response 6.	The Application has been revised accordingly.

Comment 7.	In Section III of the Application on page 8, in light of changes made to more recent precedent for this type of relief, please delete the third paragraph.

Response 7.	The Application has been revised accordingly.

Comment 8.	In Section III.C. of the Application on page 15, we note that the John Hancock/Marathon Application included a paragraph in this section that clarified which conditions were intended to apply to the investment adviser. Would the relationship between the Existing Adviser and the Subadviser and Sub-Subadviser be structured in a similar way such that only certain conditions would apply to the Existing Adviser? If so, please revise the Application accordingly.

Response 8.	The Application has been revised accordingly.

Comment 9.	In Section III.D. of the Application beginning on page 15, please cite to the notice and order for the John Hancock/Marathon Application.

Response 9.	The Application has been revised accordingly.

* * * * *

These changes will be reflected in Amendment No. 2 to the Application (the “Amendment”), to be filed via EDGAR, along with a .pdf file of the Amendment marked to indicate all changes. Should you have any questions regarding this letter, please contact me at (212) 641-5600.

Sincerely,

/s/ Jonathan Gaines

Jonathan Gaines

cc:	Thomas R. Phillips

John V. O‘Hanlon

Alexander C. Karampatsos